Filed Pursuant to Rule 424(b)(3)

File No. 333-264576

Sprott ESG Gold ETF

Supplement dated September 20, 2023

to

Prospectus dated August 2, 2022

This supplement (the “Supplement”) updates the prospectus of Sprott ESG Gold ETF (the “Trust”), dated August 2, 2022 (the “Prospectus”), with the following information. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prospectus. This Supplement should be read in its entirety and kept together with the Prospectus for future reference.

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Sprott Asset Management LP, the sponsor of the Trust (NYSE Arca: SESG), announced today that it will liquidate and close the Trust following a review of its fund offerings.

As of the close of regular trading on NYSE Arca, Inc. (the “Exchange”) on November 9, 2023 (the “Closing Date”), the Trust will no longer accept creation and redemption orders from Authorized Participants. Trading in the shares of the Trust on the Exchange will be halted prior to market open on November 10, 2023. Therefore, beginning on the Closing Date, there can be no assurance that there will be a market for the shares of the Trust. Shareholders may sell their shares in the Trust until regular trading closes on the Exchange on November 9, 2023. Customary brokerage charges and fees may apply to such transactions.

Between the Closing Date and November 17, 2023 (the “Liquidation Date”), the Trust will begin the process of liquidating its portfolio. As a result, the Trust will no longer be managed in accordance with its investment objectives and strategy referenced in the Trust’s Prospectus.

The proceeds of the liquidation, after deducting any fees, expenses, taxes or other charges payable by the Trust in accordance with the terms of the Amended and Restated Trust Agreement governing the Trust, are currently scheduled to be distributed pro rata to shareholders of the Trust on or about the Liquidation Date.

Any shareholders remaining in the Trust on the Liquidation Date will automatically have their shares redeemed for cash at the net asset value as of the Liquidation Date. As calculated on the Liquidation Date, the Trust’s net asset value will reflect the costs of closing the Trust. The cash distribution will be deposited into the cash portion of shareholders’ brokerage accounts.

Distributions to shareholders of the Trust will be treated as liquidating distributions for U.S. federal income tax purposes, and shareholders of the Trust are encouraged to consult their own tax advisors concerning the impact of the liquidation of the Trust in light of their own circumstances.